Exhibit 99.1

Clearmind Successfully Completes Patient Recruitment for the First Alcohol Use Disorder Cohort of its CMND-100 Phase I/IIa Clinical Trial

Milestone advances Clearmind’s clinical program as the company continues to develop CMND-100 as a potential novel therapeutic candidate for alcohol use disorder

Vancouver, Canada, Oct. 27, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind” or the “Company”), a clinical-stage biopharmaceutical company advancing non-hallucinogenic psychedelic-derived neuroplastogens for scalable treatment of neuropsychiatric, metabolic, and addiction disorders including Alcohol Use Disorder (“AUD”), today announced the completion of patient recruitment for the first segment of Part B of its ongoing Phase I/IIa clinical trial evaluating CMND-100 in patients with moderate-to-severe Alcohol Use Disorder (AUD).

Part B marks Clearmind’s first clinical evaluation of CMND-100 in patients diagnosed with AUD, following the successful completion of Part A in healthy volunteers. Part B consists of two sequential single-dose ascending cohorts (80 mg and 160 mg), each consisting of six patients, designed to assess safety, tolerability, pharmacokinetics, and early signals of clinical efficacy, including potential reductions in alcohol craving.

The trial is being conducted at leading clinical sites in the United States and Israel, including Johns Hopkins University School of Medicine, Yale School of Medicine, Tel Aviv Sourasky Medical Center, and Hadassah Medical Center.

“Completing recruitment for the first portion of Part B marks a significant advancement for our CMND-100 clinical program, as we transition from healthy volunteers to the very patient population we aim to impact,” said Dr. Adi Zuloff-Shani, Chief Executive Officer of Clearmind Medicine. “Building on the safety and tolerability data observed in Part A and the continued support of our clinical partners, we are now positioned to generate the first dedicated clinical dataset evaluating CMND-100 in individuals with AUD- a major milestone toward validating its therapeutic potential in a large and underserved market.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual property portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the continued clinical development of CMND-100; the potential for Part B of the Phase I/IIa clinical trial to generate data regarding CMND-100’s safety, tolerability, pharmacokinetics and clinical efficacy, including potential reductions in alcohol craving; and the potential therapeutic benefits of CMND-100 for individuals with AUD. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.